UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*

                         Patriot National Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $2.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    70336F104
                             ----------------------
                                 (CUSIP Number)

                                December 31, 2008
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|  Rule 13d-1(b)
        |X|  Rule 13d-1(c)
        |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70336F104                      13G
--------- ---------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Barry Lewis
--------- ---------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a) [_]

                                                                       (b) [_]

--------- ---------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ---------------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                    United States
--------- ---------------------------------------------------------------------------------------

                                  5     SOLE VOTING POWER
           Number of                    473,100 shares
             Shares               ----- ---------------------------------------------------------
          Beneficially
            Owned By              6     SHARED VOTING POWER
              Each                      0 shares
           Reporting              ----- ---------------------------------------------------------
             Person
              With                7     SOLE DISPOSITIVE POWER
                                        473,100 shares
                                  ----- ---------------------------------------------------------

                                  8     SHARED DISPOSITIVE POWER
                                        0 shares
--------- ---------------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  473,100 shares
--------- ---------------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                              [_]
--------- ---------------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      9.97%
--------- ---------------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN

--------- ---------------------------------------------------------------------------------------

CUSIP No. 70336F104                      13G
--------- ---------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Barry Lewis Revocable Living Trust
--------- ---------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a) [_]

                                                                       (b) [_]

--------- ---------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ---------------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                    New York
--------- ---------------------------------------------------------------------------------------

                                  5     SOLE VOTING POWER
           Number of                    145,472 shares
             Shares               ----- ---------------------------------------------------------
          Beneficially
            Owned By              6     SHARED VOTING POWER
              Each                      0 shares
           Reporting              ----- ---------------------------------------------------------
             Person
              With                7     SOLE DISPOSITIVE POWER
                                        145,472 shares
                                  ----- ---------------------------------------------------------

                                  8     SHARED DISPOSITIVE POWER
                                        0 shares
--------- ---------------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  145,472 shares
--------- ---------------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                              [_]
--------- ---------------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      3.07%
--------- ---------------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO

--------- ---------------------------------------------------------------------------------------

ITEM 1.
             (a)      Name of Issuer:
                      Patriot National Bancorp, Inc.

             (b)      Address of Issuer's Principal Executive Offices:
                      900 Bedford Street
                      Stamford, Connecticut 06901

ITEM 2.

1.           (a)      Name of Person Filing:           Barry Lewis

             (b)      Address of Principal Business
                      Office, or, if none,
                      Residence:                       406 Harbor Cove
                                                       Piermont, New York 10968

             (c)      Citizenship:                     United States

             (d)      Title of Class of  Securities:   Common Stock, $2.00 par
                                                       value per share

             (e)      CUSIP Number:                    70336F104

2.           (a)      Name of Person Filing:           Barry Lewis Revocable
                                                       Living Trust

             (b)      Address of Principal Business
                      Office, or, if  none,
                      Residence:                       406 Harbor Cove
                                                       Piermont, New York 10968

             (c)      Place of Organization:           New York

             (d)      Title of Class of  Securities:   Common Stock, $2.00 par
                                                       value per share

             (e)      CUSIP Number:                    70336F104

ITEM 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             (a)      [_]   Broker or dealer registered under section 15 of
                            the Act (15 U.S.C.78o).

             (b)      [_]   Bank as defined in section 3(a)(6) of the Act
                            (15 U.S.C. 78c).

             (c)      [_]   Insurance company as defined in section
                            3(a)(19) of the Act (15 U.S.C. 78c).

             (d)      [_]   Investment company registered under Section 8
                            of the Investment Company Act of 1940 (15
                            U.S.C. 80a-8).

             (e)      [_]   An investment adviser in accordance with
                            ss.240.13d-1(b)(1)(ii)(E).

             (f)      [_]   An employee benefit plan or endowment fund in
                            accordance with ss.240.13d-1(b)(1)(ii)(F).

             (g)      [_]   A parent holding company or control person in
                            accordance with ss.240.13d-1(b)(1)(ii)(G).

             (h)      [_]   A savings associations as defined in Section
                            3(b) of the Federal Deposit Insurance Act (12
                            U.S.C. 1813).

             (i)      [_]   A church plan that is excluded from the
                            definition of an investment company under
                            section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j)      [_]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

         The percentages of beneficial ownership shown below are based on 4,745,263 shares of Common Stock outstanding as of October 31, 2008, as reported in the Issuer's quarterly report on Form 10-Q for the period ended September 30, 2008.

         The following includes securities of the Issuer held by the reporting persons as of December 31, 2008.

1.           Barry Lewis:

             (a)  Amount Beneficially Owned:  473,100(1,2,3) shares.

             (b)  Percent of  Class:      9.97%

             (c)  Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 473,100(1,2,3) shares.
                  (ii)  shared power to vote or to direct the vote: 0 shares.
                  (iii) sole power to dispose or to direct the disposition
                        of: 473,100(1,2,3) shares.
                  (iv)  shared power to dispose or to direct the disposition of:
                        0 shares.

2.           Barry Lewis Revocable Living Trust:

             (a)  Amount Beneficially Owned:  145,472(2) shares.

             (b)  Percent of Class:3.07%

             (c)  Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 145,472 (2) shares.
                  (ii)  shared power to vote or to direct the vote: 0 shares.
                  (iii) sole power to dispose or to direct the disposition
                        of: 145,472 (2) shares.
                  (iv)  shared power to dispose or to direct the disposition of:
                        0 shares.

             Exhibit A, a Joint Filing Agreement, was previously filed with a
             Schedule 13G, dated October 13, 2004.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

INSTRUCTION: Dissolution  of a group requires a response to this item.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable.


---------------------
(1) Includes 327,628 shares of Common Stock held in Barry Lewis IRA Rollover Accounts.

(2) Includes 145,472 shares of Common Stock held in the Barry Lewis Revocable Living Trust, for which Mr. Lewis serves as sole trustee.

(3) The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

ITEM 10.      CERTIFICATION.

              By signing below each party certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2009


                                      /s/ Barry Lewis
                                      --------------------------------------
                                      Barry Lewis


                                      Barry Lewis Revocable Living Trust

                                      By: /s/ Barry Lewis
                                          ----------------------------------
                                          Barry Lewis, Trustee


ATTENTION:    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
               CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)